                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             Genomic Solutions Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37243R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Dr. Werner Specht
                     Schleicher & Schuell Beteiligungs GmbH
                               Grimsehlstrasse 23
                            D-37574 Einbeck, Germany
                           Telephone: +49-5561-791418
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

-----------------------------                          -------------------------
   CUSIP No. 37243R109               13D                 Page 2 of 12 Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Schleicher & Schuell Verwaltungs und Entwicklungsgesellschaft mbH
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Exchange of stock as a result of merger
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
                     7    Sole Voting Power

                          0
                     -----------------------------------------------------------
      NUMBER OF      8    Shared Voting Power
       SHARES
    BENEFICIALLY          1,974,410 shares of Common Stock
      OWNED BY       -----------------------------------------------------------
        EACH         9    Sole Dispositive Power
      REPORTING
     PERSON WITH          0
                     -----------------------------------------------------------
                     10   Shared Dispositive Power

                          1,974,410 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,974,410 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         6.25%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No. 37243R109               13D                 Page 3 of 12 Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Schleicher & Schuell GmbH

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Exchange of stock as a result of merger
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
                       7   Sole Voting Power

                           0
                       ---------------------------------------------------------
      NUMBER OF        8   Shared Voting Power
       SHARES
    BENEFICIALLY           1,974,410 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9   Sole Dispositive Power
      REPORTING
     PERSON WITH           0
                       ---------------------------------------------------------
                       10  Shared Dispositive Power

                           1,974,410 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,974,410 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         6.25%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No. 37243R109               13D                 Page 4 of 12 Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Schleicher & Schuell Beteiligungs GmbH
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Exchange of stock as a result of merger
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
                       7   Sole Voting Power

                           0

                       ---------------------------------------------------------
      NUMBER OF        8   Shared Voting Power
       SHARES
    BENEFICIALLY           1,974,410 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9   Sole Dispositive Power
      REPORTING
     PERSON WITH           0
                       ---------------------------------------------------------
                       10  Shared Dispositive Power

                           1,974,410 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,974,410 shares of Common Stock
-------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         6.25%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of Genomic Solutions Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4355 Varsity Drive, Suite E, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background

         The names of the persons filing this statement is Schleicher & Schuell Verwaltungs und Entwicklungsgesellschaft mbH, a corporation established under the laws of Germany, Schleicher & Schuell GmbH, a corporation established under the laws of Germany, and Schleicher & Schuell Beteiligungs GmbH a corporation established under the laws of Germany (collectively herein referred to as the "Schleicher & Schuell Entities"). Schleicher & Schuell Verwaltungs und Entwicklungsgesellschaft mbH owns all the outstanding common shares of Schleicher & Schuell GmbH, Schleicher & Schuell GmbH owns all of the outstanding common stock of Schleicher & Schuell Beteiligungs GmbH. The Schleicher & Schuell Entities are filing this Schedule jointly pursuant to Section 13-d(1)(K) of the Securities and Exchange Act of 1934, as amended. The principal offices of Schleicher & Schuell Verwaltungs und Entwicklungsgesellschaft mbH, Schleicher & Schuell GmbH and Schleicher & Schuell Beteiligungs GmbH are located at Grimsehlstrasse 23, D-37574 Einbeck, Germany. The principal business of the Schleicher & Schuell Entities is the design, development, manufacture and marketing of a broad range of laboratory filtration and biotechnology products.

         The directors and executive officers of each of the Schleicher & Schuell Entities are set forth on Schedule I - III attached hereto. Schedule I sets forth the following information with respect to each such person:

         i.    name;

         ii.   residence or business address;

         iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         iv.   citizenship.

         During the last five years, none of the Schleicher & Schuell Entities nor any of their executive officers or members of the board of directors have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Schleicher & Schuell Beteiligungs GmbH owns 29% of the outstanding Common Stock of Cartesian Technologies, Inc. On January 21, 2000, Schleicher & Schuell Beteiligungs GmbH purchased 473,841 common shares of Cartesian Technologies, Inc., a privately owned company organized under the laws of California. Based upon the merger of Cartesian Technologies, Inc. with Genomic Solutions Inc. on December 18, 2001, all of Schleicher & Schuell Beteiligungs GmbH shares of Cartesian Technologies, Inc. were exchanged for 1,974,410 shares of Genomic Solutions Inc.

Item 4.  Purpose of Transaction

         On September 28, 2001 Cartesian Technologies, Inc. and Genomic Solutions Inc. entered into an Amended and Restated Agreement and Plan of Merger. As a result of this merger the Cartesian Technologies, Inc. 473,841 shares of Common Stock owned by the Schleicher & Schuell Beteiligungs GmbH was exchanged for 1,974,410 shares of Common Stock of Genomic Solutions Inc.

Item 5.  Interest in Securities of the Issuer

         (a) As a result of the relationship among Schleicher & Schuell Verwaltungs und Entwicklungsgesellschaft mbH, Schleicher & Schuell GmbH and Schleicher & Schuell Beteiligungs GmbH, each may be deemed to be the beneficial owner of 1,974,410 shares of Common Stock. Schleicher & Schuell Beteiligungs GmbH has been informed by the Issuer that as of September 28, 2001, there were 24,344,822 shares of Common Stock outstanding. Based on that information, on December 18, 2001, the Schleicher & Schuell Entities own approximately 6.25 of the outstanding shares of the Issuer's Common Stock. To the knowledge of each of the Schleicher & Schuell Entities, there are no shares of Common Stock that are beneficially owned by any person listed on Schedule I, II or III hereto.

         (b) Based on the relationship among the Schleicher & Schuell Entities, each may have shared power to vote or to direct the vote and to dispose or direct the disposition of the 1,974,410 shares of Common Stock.

         (c) Except as disclosed herein, there have been no transactions by Schleicher & Schuell Beteiligungs GmbH in securities of the Issuer during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         As described in Item 3 herein, Schleicher & Schuell Beteiligungs GmbH has received 1,974,410 shares of Common Stock in exchange of 473,841 shares of Cartesian Technologies, Inc. pursuant to the Amended and Restated Agreement and Plan of Merger.

Item 7.  Material to be Filed as Exhibits

         All agreements in relation to this transaction were filed by Genomic Solutions Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2001

                                       Schleicher & Schuell Verwaltungs und
                                       Entwicklungsgesellschaft mbH

                                       By:  /s/ Dr. Werner Specht
                                          --------------------------------------
                                       Name:  [Dr. Werner Specht]
                                       Title: Geschaftsfuhrer/CEO




                                       By:  /s/ Gerhard Specht
                                          --------------------------------------
                                       Name:  Gerhard Specht
                                       Title: Geschaftsfuhrer/CFO

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2001

                                       Schleicher & Schuell GmbH



                                       By: /s/ Dr. Werner Specht
                                          --------------------------------------
                                       Name:  Dr. Werner Specht
                                       Title: Geschaftsfuhrer/President

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2001

                                       Schleicher & Schuell Beteiligungs GmbH



                                       By:   /s/ Dr. Werner Specht
                                          --------------------------------------
                                       Name:  Dr. Werner Specht
                                       Title: Geschaftsfuhrer/President

                                   SCHEDULE I

         The name and position of each of the members of the board of directors or executive officers of Schleicher & Schuell Verwaltungs und
Entwicklungsgesellschaft mbH are set forth below. Each of these persons is a citizen of Germany unless otherwise noted.



                                                            Position with
                                                            Schleicher & Schuell
                         Residence                          Verwaltungs und
 Name                    or Business Address                Entwicklungsgesellschaft mbH
------------------       -----------------------            ----------------------------
Dr. Hinrich Kehler       Rankestrasse 79                    Director, Chairman of the
                         D-90461 Nurnberg                   Board;
                         Germany                            Private person

Ralf Gorka               Gluckstrasse 10                    Director
                         D-65193 Wiesbaden                  Private person
                         Germany

Dietrich Brauchle        Muhlbergstrasse 29                 Director
                         D-71287 Weissach                   Private person
                         Germany

Konrad Schule            Leinhaldenweg 23                   Director
                         D-79104 Freiburg                   Private person
                         Germany

Dr. Richard Peter        Unterer Rheinweg 98                Director
                         CH-4057 Basel                      Private person
                         Switzerland

Dr. Werner Specht        Schleicher & Schuell               Geschaftsfuhrer/CEO
                         Verwaltungs und
                         Entwicklungsgesellschaft mbH

Gerhard Specht           Schleicher & Schuell               Geschaftsfuhrer/CFO
                         Verwaltungs und
                         Entwicklungsgesellschaft mbH

Ralf Rybarczyk           Schleicher & Schuell               Head of Finance and
                         Verwaltungs und                    Administration
                         Entwicklungsgesellschaft mbH

Steffen Eichler          Schleicher & Schuell               Head of Human Resources
                         Verwaltungs und
                         Entwicklungsgesellschaft mbH


                                   SCHEDULE II

       The name and position of each of the executive officers of Schleicher & Schuell GmbH are set forth below. Each of these persons is a citizen of Germany.



                      Residence                       Position with
Name                  or Business Address             Schleicher & Schuell GmbH
-----------           ---------------------           -------------------------
Dr. Werner Specht     Schleicher & Schuell GmbH       Geschaftsfuhrer/President

Gerhard Specht        Schleicher & Schuell GmbH       Geschaftsfuhrer/President

Ralf Rybarczyk        Schleicher & Schuell GmbH       Head of Finance and
                                                      Administration

Steffen Eichler       Schleicher & Schuell GmbH       Head of Human Resources


                                  SCHEDULE III

        The name and position of each of the executive officers of Schleicher & Schuell Beteiligungs-GmbH are set forth below. Each of these persons is a citizen of Germany.


                                                       Position with
                        Residence                      Schleicher & Schuell
Name                    or Business Address            Beteiligungs-GmbH
-----------             ---------------------          ---------------------
Dr. Werner Specht       Schleicher & Schuell           Geschaftsfuhrer/President
                        Beteiligungs GmbH

